Exhibit 99.1

MY Announces Senior Management Change

ZHONGSHAN, China, March 26, 2013 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, announced today that Mr. Jiawan Cheng, the Company’s vice president, has been appointed as chief operation officer with immediate effect.

Mr. Jiawan Cheng joined Ming Yang in 2008 and most recently served as vice president in charge of new business model development. Mr. Cheng was also vice president in charge of procurement and production from 2008 to 2009. Prior to joining Ming Yang, Mr. Cheng served as the general manager in charge of wind turbine commissioning and installation and technology development at Nantong Kailian Wind Power Company, a wind turbine manufacturer, from 2004 to 2008. From 1998 to 2004, Mr. Cheng served as a deputy general manager in charge of equipment procurement at Huaxin Cement Retail Company. From 1993 to 1998, Mr. Cheng served as a manager in charge of equipment procurement and commissioning at Huaxin Cement Company Limited. Mr. Cheng received his bachelor’s degree in engineering from Wuhan University of Technology in 1984, and is one of ten experts recognized by the National Ministry of Science and Technology on the Large Capacity Wind Turbine Development Team under China’s Eleventh Five-Year Plan.

“Mr. Cheng brings to his new role a wealth of experience spanning manufacturing to business development”, commented Mr. Chuanwei Zhang, chairman and chief executive officer of Ming Yang. “I have great confidence that the knowledge that he brings will serve to further enhance the Company’s competitiveness.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn